FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2003

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    October 31, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

CANALASKA VENTURES LTD.

NEWS RELEASE September 8, 2003

2303 West 41st Avenue, Vancouver B.C. V6M 2A3

Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550

TSX Venture: CVV - OTCBB: CVVLF

CanAlaska and Freegold Ventures Enter into Option Joint Venture Agreement

RAINBOW HILL GOLD PROJECT, ALASKA

Management is pleased to announce that CanAlaska Ventures Ltd (TSXV: CVV) has entered into an Option/Joint Venture Agreement with Freegold Ventures Limited (TSX:ITF), whereby Freegold may earn up to a 65% interest in the Rainbow Hill Gold Project located in central Alaska.  Under the terms of the Agreement Freegold may earn a 50% interest by expending US $2 million over 6 years, making cash payments of US $160,00 over 4 years, and issuing 300,000 shares over 4 years.  Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by putting the project into commercial production.  The foregoing is subject to regulatory approval.

Rainbow Hill Gold Project:

The Rainbow Hill project is located in central Alaska, approximately 225 road miles south of Fairbanks and 290 miles north of Anchorage.  The project consists of 63 unpatented Federal lode claims covering approximately 1,260 acres.

The project is situated approximately 3 miles upstream from the Valdez Creek placer gold mine which produced over 500,000 troy ounces of gold during its mine life which ended in 1996.  Most of the placer gold production from the district came from Valdez Creek and its major south tributary, White Creek.  Historic lode gold production, amounting to less than 1,000 ounces, came from the Black Creek mine, on the south end of Lucky Hill, and the Timberline Creek mine. The Rainbow Hill project is centered Gold Hill and Lucky Hill where most of the known lode gold occurrences of the district are found.  CanAlaska began a concerted effort to stake claims and explore the district beginning in 1983.

During 1989 and 1990 CanAlaska pursued core and reverse-circulation (RVC) drilling of the TMC zone, located on the south end of Lucky Hill.  This drilling delineated a series of stacked gold-bearing zones over a vertical distance of 600 feet.  The zones are characterized by visible arsenopyrite and pyrite, and locally visible gold, within a network of polyphase sericite-carbonate-quartz stockworks and veins ranging up to 12 inches thick.  Metallic sieve assays indicate the presence of coarse gold; on the average these assays are approximately 30% higher than standard fire assays.  The drilling indicated good continuity along strike (approximately 1,000 feet) and down-dip (approximately 200 feet).  On this basis a “drill-inferred gold resource” for five areas, using simple block modeling, is estimated at 90,285 total ounces gold (lower cutoff 0.03 opt gold; weighted average grade 0.21 opt gold).  The average true width of the mineralization is 17 feet although true widths as great as 70 feet grading 0.475 opt gold uncut occur.  IP/resistivity data suggests the zone continues along strike to the west at least 1,000 feet and down-dip at least 500 feet.

During 1996 the Phase 1 drill project was completed on the Gold Hill prospect.  Five RVC drill holes totaling 1,400 feet were centered on a gold-in-soil geochemical anomaly and an overlapping geophysical anomaly on the north flank of Gold Hill.  The drilling intersected numerous diorite dikes and breccia zones associated with pervasive sericite-carbonate-quartz and tourmaline alteration and persistent anomalous gold values (up to 1,950 ppb gold).  The drilling did not intersect the Gold Hill diorite stock which is exposed less that 1,000 feet west of the drill holes and considered to be an excellent target for further drilling.  The Lucky thrust fault, exposed a few hundred feet south of the drill holes, may comprise structure-hosted gold target as well.

Freegold intends to conduct limited core and RVC drilling at Rainbow Hill in September to confirm the grade and up-dip extend of mineralization at the TMC zone.  Results of this program and examination of existing project and district-wide databases will be merged to allow formulation of an expanded drilling program for 2004

CanAlaska is diversified exploration company with projects in Alaska, BC, and Newfoundland and Labrador and Quebec. Management is currently negotiating to acquire additional gold projects in North America and internationally.

On behalf of the board of directors

“Harry Barr”

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 8, 2003

Item 3: Press Release

A Press release dated and issued September 8, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Management is pleased to announce that it has entered into an Option / Joint Venture Agreement with CanAlaska Ventures Ltd.

Item 5: Full Description of Material Change

See attached news release dated September 8, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 8, 2003___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

NEWS RELEASE September 10, 2003

2303 West 41st Avenue, Vancouver B.C. V6M 2A3

Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550

TSX Venture: CVV - OTCBB: CVVLF

Stock Options Granted

The Management of CanAlaska Ventures Ltd. (the “Company”) wishes to announce that the Company has granted 1,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.25 per common share for a period of five years, subject to regulatory approval.

On behalf of the board of directors

“Harry Barr”

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 10, 2003

Item 3: Press Release

A Press release dated and issued September 10, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

1,000,000 incentive stock options have been granted.

Item 5: Full Description of Material Change

Management of CanAlaska Ventures Ltd. wishes to announce that the Company has granted 1,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.25 per common share for a period of five years subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 11, 2003__________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of CanAlaska Ventures Ltd. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on October 8, 2003 at 1:00 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2003, and the auditors’ report thereon.
2.	To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.
3.	To appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
4.	To elect Directors for the ensuing year.
5.

To approve, by disinterested shareholders, the amendment to the Company’s stock option plan (the “Plan”) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to  2,945,023 shares.

6.	To approve, by disinterested shareholders, amendments to stock options previously granted by the Company to Insiders.
7.	To approve the potential issuance of nominal value performance shares as fully described in the Information Circular.
8.	To approve the potential issuance of escrow shares as fully described in the Information Circular.
9.	To approve, ratify and confirm the Shareholder Rights Plan.
10.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  Pacific North West Capital Corp., Freegold Ventures Limited and El Nino Ventures Inc.

11.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 10th day of September, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

President and Chief Executive Officer

CANALASKA VENTURES LTD.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at August 22, 2003 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA VENTURES LTD. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on October 8, 2003, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 1:00 p.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

RECORD DATE

The Company has set the close of business on August 22, 2003, as the record date (the “Record Date”) for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least 10 days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the “shares”) of which 14,725,117 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Box 1038, Station A Toronto, Ontario M5E 1W5 Harry Barr 2303 West 41st Avenue Vancouver, BC V6M 2A3	12,445,027 2,055,821	84.5% 14%

Notes

(1)

The information as to the shares beneficially owned is not within the knowledge of the Company and accordingly it has been furnished by the respective shareholders (either directly or through public filings by such shareholders pursuant to applicable securities legislation) or has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

STATEMENT OF EXECUTIVE COMPENSATION

BC Form 51-904F – “Statement of Executive Compensation (Previously Form 41)” defines:

“Named Executive Officer” to mean the Chief Executive Officer (“CEO”) (regardless of the amount of compensation of that individual) and each of the Company’s four most highly compensated executive officers, other than the CEO, whose total salary and bonus is $100,000 or more;

“Stock Appreciation Rights” or “SARs” to mean a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

“Long-term Incentive Plan” or “LTIP” to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price of the issuer’s securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The Company has one Named Executive Officer, being:

-

Harry Barr, President, Chief Executive Officer, and Director

The aggregate cash compensation paid to the Named Executive Officer during the Company’s fiscal year ended April 30, 2003, was $ 88,200.

Summary Compensation Table

The compensation for the Named Executive Officer for the Company’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation(1) ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman and CEO	2003 2002 2001	Nil Nil Nil	Nil 2,000 Nil	88,200 84,000 89,380	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Consulting fees.

Long Term Incentive Plan

The Company does not have a Long-term Incentive Plan for its Named Executive Officers.

Termination of Employment, Change in Responsibilities and Management Contracts

Harry Barr is entitled to receive compensation from the Company through a management agreement (the “Management Agreement”) dated June 14, 1999.  The Management Agreement is renewable at three year periods with mutual consent subject to provisions for termination as to one year notice plus one additional month for each year of service.  Mr. Barr currently receives a fee of $7,717.50 per month.

The Company’s Compensation Committee consists of Harry Barr, Hubert Marleau, and Bernard Barlin.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its senior officers.

Compensation to Directors

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase shares of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).  More detailed information regarding the Company’s compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule “A” hereto.

The Board is currently composed of five directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by the Company Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Harry Barr, Hubert Marleau, and Bernard Barlin.  Mr. Barr is a “related” Director, and Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.  The board believes that Mr. Barr brings valuable knowledge and experience to the Audit Committee and that the composition of the Committee is appropriate.  The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Compensation Committee

The Compensation Committee is comprised of Harry Barr, Hubert Marleau and Bernard Barlin.  Mr. Barr is a “related” Director and Mr. Marleau and Mr. Barlin are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to Directors, management, and employees based on such factors as time commitment, comparative fee paid by other companies in the industry in North America  and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Harry Barr, Hubert Marleau, and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

STOCK OPTIONS

Options and Stock Appreciation Rights (SARS)

There were no Options/SARs granted to the Named Executive Officer in the financial year ended April 30, 2003.

There were no Options/SARSs exercised by the Named Executive Officer during the most recently completed financial year.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2000, with an annual basic rent of $ 25,272.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or senior officers of the Company is indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2003.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Ratification of Acts of Directors

Shareholders of the Company will be asked to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting.

3.

Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as Directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 22, 2003.

Name, Municipality of Residence and Position Held(2)	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(2) Canada Chairman, CEO, & Director	President, CEO, & Director of CanAlaska Ventures Ltd. (1989 – present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and Director of Cinemage Corporation (1998 – present).	1985	2,055,821(3)
Bernard Barlin(2) UK Director	Director of CanAlaska Ventures Ltd. (1989 – present) and Director of Pacific North West Capital Corp. (2000 – present).	1989	Nil
Colin Bird UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995 – present); President & Director of MIT Ventures Corp. (1996 – present) and Director of various other mining companies.	1996	Nil
Hubert Marleau(2) Canada Director	President & CEO of Palos Capital Corp. (1998 – present); Director of CanAlaska Ventures Ltd. (1996 – present); Chairman of Marleau, Lemire Inc. (1989 – 1998) and Director of several other companies.	1996	Nil
Taryn Downing Canada Director	Corporate Secretary of CanAlaska Ventures Ltd. (1995-present); Director of CanAlaska Ventures Ltd. (2002-present); Corporate Secretary of Pacific North West Capital Corp. (1998–present); Corporate Secretary of El Nino Ventures Inc. (1999-present) and Director of El Nino Ventures Inc. (2000-present)	2002	Nil

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.  The Company does not have an Executive Committee.

(3)

Of the 2,055,821 common shares beneficially owned by Harry Barr, 827,900 are held directly, 548,330 are held by 293020 BC Ltd., a company wholly-owned by Mr. Barr and and 679,591 are held by Canadian Gravity Recovery Inc. a company wholly-owned by Mr. Barr.

Harry Barr, Bernard Barlin, Colin Bird, and Taryn Downing are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

Harry Barr and Bernard Barlin are also Directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

5.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 2,633,156 to 2,945,023 shares.  The Company has sought and obtained conditional approval to the amendment from the TSX Venture Exchange.  Both shareholder approval and TSX Venture Exchange final approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 2,633,156 shares.  As of the Record Date, 552,065 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options

-

Nil

Shares reserved for issuance pursuant to unexercised

-

552,065

   incentive stock options

Unallocated shares available for future grants of

-

2,081,091

   incentive stock options

TOTAL:

2,633,156

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 2,945,023 shares.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the amendment to the Plan to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 2,945,023 shares, is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the Plan, as amended.”

6.

Amendments to Stock Options Granted to Insiders

TSX Venture Exchange policy requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider (as that terms is defined in the policies) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held October 16, 2002, the approval of disinterested shareholders will be sought at the Meeting for reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

7.

Approval of Performance Shares

Subject to regulatory approval and policies of the regulators and exchanges at the time, the company requests the approval of the shareholders to permit the Company to issue up to 736,255 nominal value performance shares, which sum is equal to 5% of the Company’s current issued and outstanding shares as at the Record Date (being 14,725,117 shares), the issuance of which performance shares shall be, at the discretion of the Board, to such arm’s length parties as the Board considers desirable to attract to the company for such purposes as particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board.

8.

Approval of Escrow Shares

As shareholders have no doubt observed, the junior resource sector is experiencing some of the most negative commodity and market forces in memory.  Although the Company can fairly be said to have fared better than the average junior company, management feels that it is imperative to the future of the Company for it to re-organize both its capital and business.  It is extremely difficult to predict when a commodity turn-around may permit junior companies to again be attractive investments but it is management’s experience, and the advice of its advisors that the Company’s capital structure is very detrimental to permit the Company to progress.  Additionally, if the Company is to reposition to attract investment interest it must begin to focus on investment in industry segments which attract the attention of investment managers.  The junior mining arena is unlikely to be attractive for some time.

However, one of management’s concerns is that, after a re-organization, it may have an insufficient measure of control to see the Company through on its re-organization plans.  Additionally, it anticipates needing to be in a position to be able to offer inducements to key persons who may become available to add to management strength. It would also be most efficient if the management escrow can be placed in the hands of a present principal, Harry Barr, both to give him primary direction of the Company’s new endeavours which are largely under his direction and so that he can then personally contract key future persons on individual contracts which can be cheaply entered into and cheaply cancelled (i.e. – regulatory approval and cost will be less onerous).  Additionally, should the Company ever become a US company, this direction should have a better balance sheet effect than issuance of nominal cost escrow in the future.  It is anticipated that such escrow will be offered to Harry Barr and possibly other management personnel.  Therefor, all of the escrowed shares shall be initially vested in Harry Barr who may then, with Board consultation, option or allocate escrowed shares to subsequent individuals or organizations important to the Company’s development.

Accordingly, management wishes to ask shareholders for their permission to issue up to 7,000,000 escrowed shares, to Harry Barr at a nominal cost (likely in the $0.001 to $0.01 range).  The escrow shares would be authorized for a period of up to 10, but no less than 5 years, which may be earned out in accordance with a formula acceptable to the board, but which management would like to suggest would be (full details would be worked out with the board) up to 10% per year with bonus releases of up to 20% upon a significant acquisition and the achieving of a significant milestone such as a public listing of the target acquisition or the receipt of cash flow from the acquisition.  Any issuance of escrow shares will be subject to the prior approval of the TSX Venture Exchange.

9.

Shareholder Rights Plan

At the Meeting, members will be asked to consider, and, if acceptable, to approve, a resolution whereunder the Company adopt a Shareholder Rights Plan Agreement as summarized below under the heading “Terms of the Shareholder Rights Plan”.

The Shareholder Rights Plan provides that it will terminate unless it is confirmed by a resolution passed at the meeting by a majority of the votes cast.  At the meeting, shareholders will be asked to adopt a resolution confirming the Shareholder Rights Plan.

i)

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder values in the event of a take-over bid or other acquisition that could lead to the change in control of the Company.  It is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain.  After the acquisition of effective control, the opportunity for this one-time gain normally does not reoccur.  Like most companies, control of the Company can probably be secured through the ownership of much less than 50% of the shares.  Without a shareholder rights plan, it would be possible for a bidder to acquire effective control, over a relatively short period of time, through open market and private purchases, using various techniques permitted under the securities legislation in Canada, without making a bid available to all shareholders.  Such acquisition of control would probably be an effective deterrent to other potential offerors.  The person acquiring control would probably, over a period of time, be able to consolidate and increase its control without the price for control ever being tested through an open market auction.  Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

ii)

Zimmerman Amendments

In 1996, a committee established by the Investment Dealers Association of Canada issued a report on take-over bids.  The report, known informally as the “Zimmerman Amendments”, contained 14 recommendations.  The Zimmerman Amendments came into force on March 31, 2001, and with the exception of Quebec, were incorporated into the securities acts of each Canadian jurisdiction that has take-over bid legislation.  The necessary legislative amendments were passed in Alberta and British Columbia in 1998.

Salient particulars of the Zimmerman Amendments are as follows:

(a)

the minimum time that a bid must be open for acceptance is 35 days (increased from 21 days), and no securities deposited under the bid may be taken up until the expiry of the 35 day period;

(b)

a depositing security holder may withdraw tendered securities at any time before the securities have been taken up

(c)

a depositing security holder may withdraw tendered securities at any time up to three business days following the time when the securities have been taken up if the securities have not been paid for;

(d)

the deadline for the payment of securities taken up is extended from three days to three business days after take up;

(e)

the time in which the initial directors’ circular must be delivered is extended from 10 days to 15 days after the date of the bid; and

(f)

a take-over bid may be commenced by advertisement, subject to the following:

(i)

on or before the date of the advertisement, the bidder files the bid and delivers it to the target company;

(ii)

on or before the date of the advertisement, the bidder requests a shareholder list from the target company; and

(iii)

the bid must be delivered to the target company’s shareholders within two business days of the receipt by the bidder of the shareholder list.

i)

Reasons for Adoption of Shareholder Rights Plan

Notwithstanding the Zimmerman Amendments, the Board of Directors of the Company believes that the adoption of a Shareholder Rights Plan is in the best interests of the Company and its shareholders.  A public offer will not necessarily achieve all of the objectives of ensuring maximum value to shareholders.  Although current securities legislation provides, among other things, that the minimum deposit period for a formal take-over bid is 35 days, the Board of Directors is of the view that this period is insufficient, and that the directors would be unable to pursue and consider other, competing, alternatives.  The Shareholder Rights Plan is intended to provide time to shareholders to properly assess any takeover bid and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value, including, if considered appropriate, identifying and locating other potential bidders.

It is the Board of Directors’ position that a Shareholder Rights Plan would provide the Company with the following benefits:

Sufficient time to Consider Alternatives and Underlying Value

The Board of Directors believes that the Zimmerman Amendments do not give the Company, which is involved in early stage exploration and development of precious and base metal assets, sufficient time to adequately consider and respond to an unsolicited take-over bid.

As was set out above, the Board of Directors believes that the 35 day minimum time period for a take-over bid, does not provide sufficient time for third parties to review and to determine whether to offer to make a competing bid or alternative transaction for the Company.  The exploration and development of precious and base metal properties requires market value assessments, which can be extremely complicated when assessing fair value in relation to potential mineral discoveries with potential commercial value.

In addition, the Board of Directors believes that it is difficult for the Board to determine the value of the Company and to make a fully informed recommendation to shareholders, as required by law, within statutory imposed time periods.  This is important for two reasons.  First determining the value of an early-stage platinum property is not as easy as valuing a later stage development project where a mineral resource has been determined or there is an operating mine.  In response to an unsolicited offer, the Board of Directors may have to undertake a detailed value recognition program so that the Board, third parties and ultimately the shareholders of the Company will be properly informed in making any decision with respect to unsolicited offer.  A value recognition program may include drilling or other exploration work, analysis, economic studies and other matters.  Second, in responding to an unsolicited offer, one means for the Board of Directors to determine fair value is whether a third party is willing to make a competing offer or alternative transaction.  The platinum mining industry in particular, is dominated and influenced by only a few large companies that may be in a position to make a competing bid or alternative transaction.  These large companies may be unable to make a competing bid or alternative transaction for other reasons entirely unrelated to the value of the Company.  In the absence of a credible third party that is at the time able to consider a competing offer or alternative transaction, it is very important for the Board of Directors to have time to establish the value of the Company through a value recognition program as described above.  The Board believes that such a value recognition program cannot be properly implemented and completed within 35 days.

The Board of Directors recognizes the securities regulatory authorities’ desire to allow shareholders the opportunity to decide whether to accept or reject an unsolicited take-over bid.  Accordingly, the “Permitted Bid” provisions of the Shareholder Rights Plan have been drafted in a manner to reflect all of these considerations.  The Shareholder Rights Plan provides that the length of time a Permitted Bid must remain open will decrease from 120 days to the statutorily required 35 days depending on the status of the development of the Company’s material properties and/or passage of time.  The passage of time requirement is included so that the length of time a Permitted Bid must remain open is reduced even if the Company does not advance its material properties.

The specific provisions of a Permitted Bid are described in greater detail below.

Requirement that a Permitted Bid be made for all Shares and to all Shareholders

The Board of Directors believes that a Permitted Bid should include a requirement that the take-over bid be made for all voting shares and to all holders of voting shares of the Company.  Securities legislation in Canada does not require that a take-over bid be made to 100% of the shares of the Company.  Accordingly, a bidder can make an offer to less than 100% of the shares and, as a result, current shareholders may be left in a Company with a substantial controlling shareholder and reduced liquidity.  In addition, securities legislation and policies in Canada do not require that a take-over bid be made to all shareholders, rather just that the offer be made to all shareholders within each province in Canada.  As a result, a take-over bid can be made to all shareholders in Canada but exclude shareholders resident in other jurisdictions.  The Shareholder Rights Plan therefore requires that, if a take-over bid is to be a Permitted Bid, the Offeror must make a bid for all of the voting shares and to all of the holders of voting shares.  It further clarifies that a bid, which excludes a holder of voting shares resident in a specific jurisdiction, does not meet the requirements of a Permitted Bid.

Requirement that a Permitted Bid be Extended 10 days in Event of Successful Offer

The Board of Directors believes that the “take it or leave it” expiry date structure of most take-over bids creates undue pressure for shareholders to tender into a bid.  A shareholder who is dissatisfied with the terms of the take-over bid and who would otherwise not tender into the bid many nonetheless decide to tender into the bid because he or she is concerned about becoming a minority shareholder in a company with substantial reduced liquidity.  The Shareholder Rights Plan therefore requires that if a take-over bid is to be a Permitted Bid, the Offeror must agree to extend the bid by 10 days in the event that greater than 50% of the outstanding shares are tendered into the bid.  In this way, a shareholder who is dissatisfied with the offer can initially refuse to offer but can retain the right to sell his or her shares into the bid if it is determined that the Offeror will obtain greater than 50% of the outstanding shares under the bid.

Protection in Event of “Exempt” Take-Over Bids

The Shareholder Rights Plan also continues to provide protection to ensure fair treatment of shareholders in the event of an “exempt” take-over bid, where the bidder is not required to make a take-over bid offer to all shareholders.

ii)

Terms of the Shareholder Rights Plan

Description of Rights

The rights have been issued pursuant to a Shareholder Rights Plan Agreement.  Each right will entitle the holder to purchase from the Company one common share at the exercise price of $0.50 per share, subject to adjustments, at any time after the separation time (defined below); however, if a flip-in event (as defined below) occurs, each right will entitle the holder to receive, upon payment of the exercise price, shares having a market value equal to two-times the exercise price.  The rights are non-exercisable until the separation time.

Trading Rights

Until the separation time, the rights will be evidenced by the outstanding certificates for shares and the rights will be transferred with, and only with, the shares.  As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of shares as of the close of business at the separation time and the separate rights certificates will thereafter evidence the rights.

Separation Time and Acquiring Person

The rights will separate and trade apart from the shares and become exercisable at the separation time.  “Separation Time” generally means the close of business on the tenth trading day following the commencement or announcement of the intent of any person to commence a take-over bid, other than a permitted bid or competing bid, under certain circumstances can mean the eighth trading day after a person becomes an “Acquiring Person” by acquiring 20% or more of the voting shares of any class.

Flip-in Event

A “Flip-in Event” will, in general terms, occur when a person becomes an Acquiring Person.  Upon occurrence of a Flip-in Event, each right will entitle the holder to acquire common shares at a price equal to two times the above exercise price; however, any rights beneficially owned by an Acquiring Person or by any direct or indirect transferees of such person, will be void.  The term “Beneficial Ownership” is defined to include, under certain circumstances, shares owned indirectly through affiliates, associates, trust and partnerships, other situations of ownership deemed by operation of law, shares subject to acquisition or voting agreements and shares owned by persons acting jointly or in concert.  There are several exemptions, including exemptions directed towards investment managers, trust companies, and independent managers of pension plans who are not participating in the take-over bid.

Permitted Bids

Permitted Bids are exempted from the operation of the Shareholder Rights Plan.  In summary, a Permitted Bid is a take-over bid made by way of a take-over bid circular, which complies with the following provisions:

(a)

It is made to all holders of voting shares of the Company of a particular class and for all those voting shares.

(b)

No voting shares can be taken up and paid for before the close of business on its Permitted Bid Expiry Date (as described below) and unless more than 50% of voting shares held by shareholders independent of the offeror are tendered and not withdrawn.

(c)

Voting shares may be tendered at any time up to the Permitted Bid Expiry Date and may be withdrawn until taken up and paid for.

(d)

If the condition described in (b) above is not met, there will be a public announcement and the take-over bid will be open for a further period of 10 business days.

The Shareholder Rights Plan contains provisions designed to ensure that, if considered appropriate, the time for tendering to two or more competing Permitted Bids will occur on the same date.

Permitted Bid Expiry Date

The Permitted Bid provisions require that for any Take-Over Bid to be a Permitted Bid it must be left open until the Permitted Bid Expiry Date.  The “Permitted Bid Expiry Date” means:

(a)

120 days following the date of the Take-Over Bid;

(b)

90 days following the date of the Take-Over Bid after six months from the Effective Date;

(c)

75 days following the date of the Take-Over Bid, upon earlier to occur of: (i) the determination and public announcement of a Minimum Initial Resource Estimate on Material Property; and (ii) 12 months from the Effective Date;

(d)

60 days following the date of the Take-Over Bid, upon the earlier to occur of (i) the completion of a Pre-Feasibility Study on Material Property; and (ii) 24 months from the effective Date;

(e)

50 days following the date of the Take-Over Bid, upon the earlier to occur of: (i) the completion and public announcement of an Underground Bulk Sample on the Material Property, and (ii) 42 months from the Effective Date;

(f)

42 days following the date of the Take-Over Bid, upon earlier to occur of: (i) the completion and public announcement of a Feasibility Study on a Material property; and (ii) 54 months from the Effective Date;

(g)

35 days following the date of the Take-Over Bid, upon the earlier to occur of (i) 72 months from the effective date; and (ii) the date which the Company abandons or sells all of its interest in all Material Properties.

The Shareholder Rights Plan Agreement contains the meanings for all of the defined terms used in the foregoing summary.

Exchange Option

Under certain circumstances, the Board of Directors of the Company can, on exercise of a right and payment of the exercise price, issue other securities or assets of the Company in lieu of shares.  The Board of Directors of the Company can also determine to issue in exchange for the rights, but without payment of the exercise price, shares having a value equal to the exercise price or other securities or assets of the Company having the same value.

Adjustments

The exercise price, the number and kind of shares subject to purchase upon exercise of each right and the number of rights outstanding are subject to adjustment for time to time to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Redemption

At any time before the occurrence of a Flip-in Event, the Board of Directors may elect to redeem the rights in whole at a redemption price of $0.0001 per right.

Waiver

The Board of Directors may waive the application of the Shareholder Rights Plan to any Flip-in Event if it determines that a person became an Acquiring Person by inadvertence, conditional upon such a person having, within 10 days after the determination by the Board of Directors, reduced its beneficial ownership of shares such that it is no longer an Acquiring Person.  The Board of Directors may also, until a Flip-in Event has occurred, waive the application of the Shareholder Rights Plan to any particular Flip-in Event, but in the event, the Board of Directors must waive the application of the Shareholder Rights Plan to any other Flip-in Event occurring within 75 days after the initial waiver.

Amendments

The Board of Directors may amend the Shareholder Rights Plan to correct clerical or typographical errors, to maintain the validity of the plan as a result of any changes in any applicable legislation or to increase or decrease the exercise price.  Any amendments required to maintain the validity of the Shareholder Rights Plan must be submitted to the shareholders of the Company or, after the separation time, to holders of the rights for confirmation.

Other amendments can only be made with the approval of the shareholders of the Company or, after the separation time, the holders of the rights.  Any supplements or amendments to the Shareholders Rights Plan require the prior written consent of the TSX Venture Exchange.

Term

The Shareholder Rights Plan, if confirmed at the Meeting, will have a term of 10 years, however, it must be confirmed by the members at the annual general meetings to be held in 2007 and 2010.  If not confirmed at these two later meetings, it will terminate at the end of such meetings.

The text of the ordinary resolution, in substantially the form to be presented to the members (subject to such changes not affecting the general intent of the resolution as may be required by applicable regulatory authorities or by legal counsel for the Company) is set forth below:

“BE IT RESOLVED, with or without amendment, as ordinary resolution, that the Shareholder Rights Plan Agreement, as described in the Information Circular of the Company, be and it is hereby approved, ratified and confirmed.”

10.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in Freegold Ventures Limited, Pacific North West Capital Corp. and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common Directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not Directors, senior officers or holders of 10% or more of the outstanding shares of any of Freegold Ventures Limited, Pacific North West Capital Corp. or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX Venture Exchange which may include specific shareholder approval of the transaction contemplated.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 10th day of September, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

Chairman & CEO

Schedule “A” to the Information Circular

of CanAlaska Ventures Ltd.

TSX Corporate Governance Committee Guidelines	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:

•

The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

•

The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

•

The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board’s annual agenda.

•

The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

•

In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

•

The above complies with the TSX Guidelines.

(a) identification of principal risks and implementation of appropriate risk-management systems.

•

The Board, in conjunction with management, determines the principal risks associated with the Company’s business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

•

The above complies with the TSX Guidelines.

(a) communications policy

•

The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

•

The above complies with the TSX Guidelines.

(a) integrity of internal control and management information systems

•

The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

•

The above complies with the TSX Guidelines.

1. Majority of directors are “unrelated”

•

An “unrelated” director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board  should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

•

The Company has two directors who are "related" directors and three directors who are "unrelated" directors and does comply with the TSX Guidelines.

1. Disclose whether each director is “unrelated”	• Harry Barr and Taryn Downing are related due to holding a management position. Bernard Barlin, Colin Bird, and Hubert Marleau are unrelated. • The above complies with the TSX Guidelines.
1. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

•

The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

•

This period in CVV’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

1. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

•

The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

•

This period in CVV’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

1. Provide orientation and education programmes for new directors.

•

The Board is composed of experienced corporate directors.

•

The President, in conjunction with the Chairman of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment,  new technology and other matters relating to the Company’s business.

•

The above complies with the TSX Guidelines.

1. Consider reducing the size of the board, with a view to improve effectiveness

•

Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders’ interests.

•

The above complies with the TSX Guidelines.

1. Review compensation of directors in light of risks and responsibilities

•

The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

•

The Company intends to also ensure that directors’ compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

•

The above complies with the TSX Guidelines.

1. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated.

•

The Company intends to review the composition of its committees to arrange for every committee to consist of at least a majority of “unrelated” directors”.

•

The Company’s committees consist of a majority of unrelated directors while one director of each committee is a management director.  Mr. Barr, a management director, is also a member of the Company's committees and accordingly the Company does not comply with the TSX Guidelines on this issue.  The Board feels that Mr. Barr's business and public company expertise together with his extensive knowledge about the stage of development of the Company and its properties, outweighs the recommendation for all committee members to be non-management directors.  It is the Board's opinion that that Mr. Barr's presence is required on the committees in order for them to knowledgably and expeditiously address the issues that arise in relation to the Company.

1. Appoint a committee responsible for determining the Company’s approach to corporate governance issues.	• The Board has established a Corporate Governance Committee to be responsible for governance issues. • The above complies with the TSX Guidelines.
1. Define limits to management’s responsibilities by developing mandates for: (a) the Board (b) the executive officer

•

The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

•

There are terms of reference for the Chairman or President, who serves as the chief executive officer.  As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.

•

The Board reviews the performance of the Chairman and/or President against such annual objectives.

•

The above complies with the TSX Guidelines.

1. Establish procedures to enable the Board to function independently of management.

•

The Board holds sessions without management present at Board meetings where appropriate.

•

The independence of the Board is further enabled through the separation of the positions of Chairman and President.

•

Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

•

Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

•

The above complies with the TSX Guidelines.

1.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

•

The Audit Committee has been composed of a majority of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management’s discussion and analysis and prospectuses.

•

The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has not been adopted as such, but is under consideration.

•

The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

•

This period in CVV’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

1. Implement a system to enable individual directors to engage outside advisors, at the Company’s expense.

•

In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company)  to provide advice with respect to a corporate decision or action.

•

 The above complies with the TSX Guidelines.

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2003 and 2002

STALEY, OKADA & PARTNERS

Chartered Accountants

INDEPENDENT AUDITORS’ REPORT

To the Directors of CanAlaska Ventures Ltd.:

We have audited the consolidated balances sheet of CanAlaska Ventures Ltd. (An Exploration Stage Company) as at 30 April 2003 and 2002 and the consolidated statements of changes in shareholders’ equity, loss and cash flows for the years ended 30 April 2003, 2002 and 2001.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 30 April 2003 and 2002 and the changes in shareholders’ equity, results of its operations and its cash flows for the years ended 30 April 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The statements of loss and cash flows for the period from inception, 8 June 1987, to 30 April 2000 were reported on by other auditors.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
27 June 2003, except as to Notes 13d and e which are as at 28 August 2003	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements.  Our report to the shareholders dated 27 June 2003 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Surrey, B.C.	STALEY, OKADA & PARTNERS
27 June 2003, except as to Notes 13d and e which are as at 28 August 2003	CHARTERED ACCOUNTANTS

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 30 April
Canadian Funds

ASSETS	2003	2002
Current
Cash	$147,469	$435,608
Accounts and advances receivable	24,958	7,917
Due from related party (Note 10c)	-	50,482
Portfolio investments (Note 4)	412,575	472,373
	585,002	966,380
Restricted Cash - Flow-Through (Note 9b)	65,886	43,426
Long-Term Investments (Note 5)	1	1
Mineral Property Costs - Schedule (Note 6)	1,760,186	1,722,849
Capital Assets (Note 7)	50,216	63,564
	$2,461,291	$2,796,220

LIABILITIES
Current
Accounts payable and accrued liabilities	$54,710	$60,090
Current portion of loan payable (Note 8)	7,350	8,098
	62,060	68,188
Loan Payable (Note 8)	-	7,438
Continued Operations (Note 1)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
14,675,117 (2002 -12,915,783) shares outstanding	18,706,926	18,469,626
Deficit - Statement 2	(16,307,695)	(15,749,032)
	2,399,231	2,720,594
	$2,461,291	$2,796,220

ON BEHALF OF THE BOARD:

“Harry Barr”                                             , Director

“Bernard Barlin”                                      , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

Common Shares			Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2000	6,568,281	$16,692,177	$(11,424,404)	$5,267,773
Issuance of shares for:
- Private placements	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)
Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Share issuance costs	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$2,399,231

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	to 30 April 2003	2003	2002	2001
General and Administrative Expenses
Consulting fees	$1,270,976	$90,548	$56,880	$130,251
Management fees	1,590,301	88,200	86,000	89,380
Accounting and audit	529,317	42,172	54,821	34,454
Insurance, licenses and filing	503,116	41,131	40,067	30,699
Rent	419,167	40,015	40,015	36,747
Shareholder relations	1,823,997	39,567	52,094	117,840
Wages, commissions and benefits	692,730	31,031	23,744	30,141
Office and miscellaneous	985,074	27,030	33,331	28,267
Travel, food and lodging	1,220,471	19,892	15,515	61,262
Amortization	529,624	16,049	21,138	28,133
Bank charges and interest	55,541	6,200	3,872	6,200
Legal fees	485,272	2,871	3,594	28,516
	10,105,586	444,706	431,071	621,890
Other Items
Mineral property costs written off	5,246,031	211,946	622,336	2,037,277
Write-down of investments (Note 4)	767,395	35,153	72,517	659,725
Foreign exchange, net	(16,948)	9,071	1,414	(18,386)
Loss from equity investments	579,839	-	-	-
Corporation capital tax	28,926	-	-	-
Gain on sale of capital assets	(9,023)	-	-	-
Insurance proceeds	(250,000)	-	-	-
Reimbursement of administration costs	(290,652)	-	-	-
Mineral property recoveries in excess of expenditures	(220,951)	-	-	-
Interest and other income	(590,552)	(2,823)	(10,514)	(16,046)
Loss (gain) on sale of portfolio investments	958,044	(139,390)	(59,496)	(17,160)
	6,202,109	113,957	626,257	2,645,410

Loss for the Period	$(16,307,695)	$(558,663)	$(1,057,328)	$(3,267,300)

Loss per Share - Basic and Diluted		$(0.04)	$(0.09)	$(0.44)

Weighted Average Number of Shares Outstanding		13,760,332	11,278,715	7,465,724

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	To 30 April 2003	2003	2002	2001
Operating Activities
Loss for the period	$(16,307,695)	$(558,663)	$(1,057,328)	$(3,267,300)
Items not affecting cash
Loss (gain) on sale of portfolio investments	958,044	(139,390)	(59,496)	(17,160)
Loss from equity investments	579,839	-	-	-
Write-down of investments	767,395	35,153	72,517	659,725
Mineral property costs written off	5,246,031	211,946	622,336	2,037,277
Amortization	529,624	16,049	21,138	28,133
Gain on sale of capital assets	(9,023)	-	-	-
	(8,235,785)	(434,905)	(400,833)	(559,325)
Changes in non-cash working capital	142,596	28,061	(65,945)	64,054
	(8,093,189)	(406,844)	(466,778)	(495,271)
Investing Activities
Proceeds from (purchase of) short-term investments, net	(1,817,747)	179,035	305,837	30,518
Proceeds from (purchase of) long-term investments	(853,978)	-	(21,500)	(649,978)
Mineral property expenditures	(9,745,101)	(261,805)	(273,611)	(261,972)
Recovery of mineral property expenditures	3,073,548	64,822	94,905	-
Option payments received	1,046,556	-	12,500	-
Purchase of capital assets	(570,817)	(2,701)	(2,478)	(513)
	(8,867,539)	(20,649)	115,653	(881,945)
Financing Activities
Advances from (to) related parties	-	-	-	(10,124)
Loan payable	7,350	(8,186)	(7,330)	(6,338)
Shares issued	17,166,733	170,000	167,556	968,593
	17,174,083	161,814	160,226	952,131

Net Increase (Decrease) in Cash	213,355	(265,679)	(190,899)	(425,085)
Cash position - Beginning of period	-	479,034	669,933	1,095,018
Cash Position - End of Period	$213,355	$213,355	$479,034	$669,933

Cash Position Consists of:
Cash	$147,469	$147,469	$435,608	$385,560
Restricted cash – flow-through	65,886	65,886	43,426	284,373
	$213,355	$213,355	$479,034	$669,933

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$1,256,750	$60,550	$161,600	$-
Shares issued for services	$60,997	$-	$-	$-
Shares issued for debt	$51,848	$-	$-	$-
Shares issued for finders’ fees	$170,598	$6,750	$13,500	$-
Shares received for mineral properties	$46,128	$15,000	$31,128	$-

- See Accompanying Notes –

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Alaska Properties
Acquisition	$11,234	$-	$11,234	$13,907
General exploration costs	-	5,831	5,831	1,768
Sale proceeds	-	-	-	(15,675)
	11,234	5,831	17,065	-

Manitoba Property
Starlight
Acquisition	24,000	-	24,000	26,500
Geophysical and general	-	-	-	88,773
Option payments received	-	-	-	(43,628)
Reimbursement of exploration costs	-	(25,000)	(25,000)	(94,905)
	24,000	(25,000)	(1,000)	(23,260)

Ontario Properties
Mantle Lake
Acquisition	-	-	-	49,500
General exploration costs	-	-	-	33,919
	-	-	-	83,419
Fire River
Acquisition	-	-	-	74,500
Geophysical	-	-	-	16,647
	-	-	-	91,147
Baird and Birch-Uchi
Acquisition	3,000	-	3,000	-
Staking	4,800	-	4,800	-
Option payments received	(15,000)	-	(15,000)	-
	(7,200)	-	(7,200)	-

Quebec Properties
Otish Mountain
Acquisition	-	-	-	90,376
Geophysical	-	30,948	30,948	38,523
	-	30,948	30,948	128,899
Glitter Lake
Acquisition	2,800	-	2,800	5,600
General exploration costs	-	440	440	-
Geophysical	-	-	-	23,953
	2,800	440	3,240	29,553
Raglan
Acquisition	10,240	-	10,240	-

Balance Carried Forward	$41,074	$12,219	$53,293	$309,758

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 30 April
Canadian Funds

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Balance Forward	$41,074	$12,219	$53,293	$309,758

Newfoundland Properties
Botwood Basin and Gander
Acquisition	60,500	-	60,500	-
Staking	24,000	-	24,000	-
Drilling	-	56,799	56,799	-
Consulting	-	58,540	58,540	-
Geophysics	-	33,784	33,784	-
General exploration costs	-	819	819	-
Government assistance	-	(39,822)	(39,822)	-
	84,500	110,120	194,620	-

Other Properties	1,370	-	1,370	420

Costs for the Year	126,944	122,339	249,283	310,178
Balance - Beginning of year	320,898	1,401,951	1,722,849	2,035,007
Mineral property costs written off	(117,742)	(94,204)	(211,946)	(622,336)
Balance - End of Year	$330,100	$1,430,086	$1,760,186	$1,722,849

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $16,307,695.  The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Notes 13b and e) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, CanAlaska Resources Ltd. USA (“U.S.A.”), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

j)

Stock-Based Compensation - Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted by the company on or after 1 May 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

k)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

4.

Portfolio Investments

Details are as follows:

	2003
	Book Value	Market Value	2002 Book Value
Pacific North West Capital Corp. ("PFN")	$227,035	$429,366	$228,208
Freegold Ventures Ltd. ("ITF")	100,647	100,647	85,257
Secure Enterprise Solutions Inc. ("SES")	-	-	61,163
Other portfolio investments	84,893	92,103	97,745
	$412,575	$622,116	$472,373

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the year, the company had a gain on sale on portfolio investments of $139,390 (2002 - $59,496) of which $4,933 (2002 - $NIL) was on the sale of PFN shares and $59,880 (2002 - loss of $5,563) was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

Write-down of investments consists of the following:

Portfolio:
Write-down of ITF	$9,633
Write-down of other portfolio investments	25,520
$35,153

5.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the company invested in a 40% interest in WebDispatchers, a British Columbia private company involved in software development.  As at 30 April 2003, the company had invested $546,658 in WebDispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs

Details are as follows:

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Alaska Properties	$183,058	$1,291,350	$1,474,408	$1,457,343
Quesnel Canyon, British Columbia	1	-	1	1
Starlight Property, Manitoba	-	-	-	16,955
Baird and Birch-Uchi Properties, Ontario	(7,200)	-	(7,200)	-
Quebec Properties
Otish Mountain	90,376	69,470	159,846	128,899
Glitter Lake	53,625	69,266	122,891	119,651
Raglan	10,240	-	10,240	-
	$330,100	$1,430,086	$1,760,186	$1,722,849

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company has a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

b)

Quesnel Canyon, British Columbia

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1.

c)

Starlight Property, Manitoba

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by reimbursing costs of $25,000 and issuing 200,000 common shares.

During the prior year, the company did not complete sufficient assessment work to keep the property in good standing and consequently, the claims were permitted to expire.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Upon execution of agreement (paid)	-		$3,000
Within 15 days of regulatory approval	25,000	*	-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$71,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

The property is subject to a 1.5% Net Smelter Return Royalty (“NSR”).  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye Gold International Inc. (“Hawkeye”), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Within 15 days of regulatory approval	25,000	*	$-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$68,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario - Continued

The property is subject to a 1.5% NSR.  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company, at its option, must complete the following:

•

Pay $46,456 for reimbursement of staking and transfer costs (paid)

•

Issue 200,000 common shares (issued)

•

Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2003 the company has incurred approximately $160,000.

In addition, the company agreed to pay the optionor:

•

a 10% fee for being the field manager (up to $250,000)

•

an additional $25,000 in the event the company intersects kimberlite in a drill program

•

$50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% NSR.  The company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

ii)

Glitter Lake

The company has acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the company.

The property is subject to a 1.5% NSR.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

e)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

By agreement dated 15 August 2003, the company optioned up to a 70% interest in the Glitter Lake property to PFN, a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
On or before 15 April 2003 (completed)	-	$-	$50,000
Upon execution of the agreement	-	10,000	-
Within 5 days of regulatory approval	20,000	-	-
On or before 1st year after approval	20,000	-	-
On or before 15 April 2004	-	-	150,000
On or before 15 August 2004	-	15,000	-
On or before 2nd year after approval	20,000	-	-
On or before 15 April 2005	-	-	200,000
On or before 15 August 2005	-	20,000	-
On or before 15 April 2006	-	-	300,000
	60,000	$45,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event PFN does not complete a bankable Feasibility Study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable Feasibility Study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spent $1,000,000 in exploration expenditures.

PFN and the company will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to acceptance by regulatory authorities.

iii)

Raglan

During the year, the company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

6.

Mineral Property Costs - Continued

f)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company could, at its option, make payments, issue shares and incur exploration costs as follows:

	Payments	Shares	Cumulative Exploration Expenditures
Upon signing (paid, issued and incurred)	$20,000	125,000	$150,000
On or before 4 June 2003	25,000	125,000	$350,000
On or before 4 June 2004	30,000	100,000	$600,000
On or before 4 June 2005	35,000	100,000	$1,000,000
	$110,000	450,000

ii)

Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the year, all amounts relating to the Newfoundland properties were written off.

7.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	2003 Net Book Value	2002 Net Book Value
Office equipment	$194,714	$165,040	$29,674	$34,177
Automotive equipment	68,230	51,848	16,382	23,403
Mining equipment	215,516	211,356	4,160	5,984
	$478,460	$428,244	$50,216	$63,564

8.

Loan Payable

The loan payable bears interest at 10.75% per annum, repayable in monthly payments of $777.  The loan matures 27 February 2004 and is secured by a company vehicle.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

9.

Share Capital

a)

Private Placements

During the year, the company issued 1,000,000 units for gross proceeds of $100,000.  Each unit consisted of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one common share of the company at a price of $0.12 for a five year period expiring 14 November 2007.

b)

Flow-Through Shares

During the year, the company issued 466,667 flow-through units by private placement for gross proceeds of $70,000. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.20 expiring 31 December 2003.  A 7% finder’s fee was paid on this flow-through private placement by way of a share issuance of 32,667 shares.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance which are not spent on qualifying CEE as at the balance sheet date.

c)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 30 April 2003 and 2002, and the changes for the years ending on those dates, is as follows:

	2003		2002
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	500,065	$0.50	684,065	$0.44
Granted	-	-	-	-
Forfeited	-	-	(184,000)	0.28
Balance - End of year	500,065	$0.50	500,065	$0.50

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options - Continued

As at 30 April 2003, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options	48,000	$ 0.50	21 May 2003
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
500,065

d)

Share Purchase Warrants

As at 30 April 2003, the following share purchase warrants are outstanding:

	Number	Exercise Price	Expiry Date
Warrants	233,333	$ 0.20	31 December 2003
	2,500,000	$ 0.35	10 April 2006
	1,900,000	$ 0.10	15 January 2007
	1,000,000	$ 0.12	14 November 2007
5,633,333

10.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the year, the company paid:

	2003		2002		2001
Consulting fees to a company controlled by an officer of the company	$15,397		$17,810		$7,453
Management fees to a company controlled by a director of the company	$88,200		$86,000		$89,380
Rent to a company controlled by a director of the company	$40,015		$40,015		$35,814
Accounting fees to a company controlled by an officer of the company	$10,950	$	NIL	$	NIL

b)

Pursuant to private placements, the company issued 1,000,000 common shares (2002 - 1,480,000) for proceeds of $100,000 (2002 - $148,000) to an officer, a director and companies controlled by a director.

c)

Included in accounts receivable is $NIL (2002 - $50,482) receivable from a company with a director in common.  The receivable included interest at 10% per annum.  This loan was repaid on 31 May 2002.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

11.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $4,382,000 that may be applied against taxable income in future years and expire as follows:

Amount
2004	$340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	626,000
$4,382,000

The company also has approximately $3,759,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

12.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$25,272
2005	$25,272
2006 (expiry in June 2005)	$4,212

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

13.

Subsequent Events

a)

Subsequent to year-end, the company granted 100,000 incentive stock options at an exercise price of $0.10 per common share for a period of five years, subject to regulatory approval.

b)

The company is in the process of arranging a private placement of up to 1,500,000 shares at $0.10 per share for gross proceeds of up to $150,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% may be paid.  The private placement is subject to regulatory approval.

c)

Subsequent to year-end, the company issued 50,000 (25,000 each) common shares as partial consideration for the Baird and Birch-Uchi Properties (Note 6d).

d)

Subsequent to year-end, the company optioned up to a 65% interest in the Alaska properties to Freegold, a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold can increase its interest to 60% by completing a Feasibility Study within two years.  An additional 5% can be earned by commencing commercial production two years after a positive Feasibility Study.  In the event that a bankable Feasibility Study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

This agreement is subject to regulatory approval.

e)

The company intends to undertake a non-brokered private placement of up to 350,000 units for gross proceeds of up to $350,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.12 for a period ending two years from the closing date of the placement.  A finders fee of 7% is payable in units.

This is subject to regulatory and shareholder approval.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

14.

Segmented Information

Details on a geographic basis at 30 April 2003 are as follows

	Canada	U.S.A.	Total
Assets	$984,171	$1,477,120	$2,461,291
Capital Expenditures	$246,267	$18,239	$264,506
Loss for the Year	$558,663	$-	$558,663

Details on a geographic basis at 30 April 2002 are as follows:

	Canada	U.S.A.	Total
Assets	$1,338,878	$1,457,342	$2,796,220
Capital Expenditures	$297,589	$-	$297,589
Loss for the Year	$1,057,328	$-	$1,057,328

Details on a geographic basis at 30 April 2001 are as follows:

	Canada	U.S.A.	Total
Assets	$2,083,916	$1,457,341	$3,541,257
Capital Expenditures	$863,332	$49,131	$912,463
Loss for the Year	$3,267,300	$-	$3,267,300

Details on an industry basis at 30 April 2003 are as follows:

	Software Development	Resource Exploration	Total
Assets	$-	$2,461,291	$2,461,291
Capital Expenditures	$-	$264,506	$264,506
Loss (income) for the Year	$-	$558,663	$558,663

Details on an industry basis at 30 April 2002 are as follows:

	Software Development	Resource Exploration	Total
Assets	$61,163	$2,735,057	$2,796,220
Capital Expenditures	$21,500	$276,089	$297,589
Loss (income) for the Year	$(8,926)	$1,066,254	$1,057,328

Details on an industry basis at 30 April 2001 are as follows:

	Software Development	Resource Exploration	Total
Assets	$307,321	$3,233,936	$3,541,257
Capital Expenditures	$649,978	$262,485	$912,463
Loss for the Year	$525,157	$2,742,143	$3,267,300

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

15.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs have been written off.

b)

Under United States GAAP, stock compensation expense is recorded, as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the company’s business affairs and raised financing sufficient to fund the company’s business plan.

c)

Until 1 May 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements.  Commencing 1 May 2002, Canadian GAAP treatment is consistent with United States GAAP treatment.  Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options.  Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

d)

Under United States GAAP, investments available for sale are recorded at market value.  The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income relating to that investment is cleared out to income.  Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

15.

Differences between Canadian and United States GAAP – Continued

e)

The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

	Cumulative From Inception (8 June 1987)	Years Ended 30 April
	to 30 April 2003	2003	2002	2001
Loss for the period as reported	$(16,307,695)	$(558,663)	$(1,057,328)	$(3,267,300)
Stock compensation expense on release of performance shares	(442,500)	-	-	-
Stock compensation expense on award of employee stock options, private placements and warrants	(1,016,332)	-	-	(20,805)
Write-off of mineral property costs	(1,760,186)	(37,337)	312,158	1,775,305
Loss on write-down of portfolio investments	220,738	35,153	51,017	134,568
Primary loss for the period in accordance with United States GAAP	$(19,305,975)	$(560,847)	$(694,153)	$(1,378,232)
Primary loss per share for the period in accordance with United States GAAP		$(0.04)	$(0.07)	$(0.20)

f)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2003	2002	2001
Deficit - As reported	$(16,307,695)	$(15,749,032)	$(14,691,704)
Stock compensation expense on release of performance shares	(442,500)	(442,500)	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	(1,016,332)	(1,016,332)	(1,016,332)
Write-off of mineral property costs	(1,760,186)	(1,722,849)	(2,035,007)
Loss on write-down of portfolio investments	220,738	185,585	134,568
Deficit in accordance with United States GAAP	$(19,305,975)	$(18,745,128)	$(18,050,975)

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2003
Canadian Funds

15.

United States Generally Accepted Accounting Principles - Continued

a)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Accumulated	Comprehensive
	Number	Amount	Deficit	Income	Total
Shareholders’ equity balance as reported at 30 April 2001	10,220,783	$18,126,970	$(14,691,704)	$-	$3,435,266
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(2,035,007)	-	(2,035,007)
Loss on write-down of portfolio investments	-	-	134,568	(134,568)	-
Unrealized holding gains on portfolio investments	-	-	-	744,504	744,504
Shareholders’ equity in accordance with United States GAAP at 30 April 2001	10,220,783	$19,143,302	$(18,050,975)	$609,936	$1,702,263
Shareholders’ equity balance as reported at 30 April 2002	12,915,783	$18,469,626	$(15,749,032)	$-	$2,720,594
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(1,722,849)	-	(1,722,849)
Loss on write-down of portfolio investments	-	-	185,585	(185,585)	-
Unrealized holding gain on portfolio investments	-	-	-	530,583	530,583
Shareholders’ equity in accordance with United States GAAP at 30 April 2002	12,915,783	$19,485,958	$(18,745,128)	$344,998	$1,085,828
Shareholders’ equity balance as reported at 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$-	$2,399,231
Stock compensation expense on release of performance shares	-	-	(442,500)	-	(442,500)
Stock compensation expense on award of employee stock options, private placements and warrants	-	1,016,332	(1,016,332)	-	-
Write-off of mineral property costs	-	-	(1,760,186)	-	(1,760,186)
Loss on write-down of portfolio investments	-	-	220,738	(220,738)	-
Unrealized holding gain on portfolio investments	-	-	-	209,541	209,541
Shareholders’ equity in accordance with United States GAAP at 30 April 2003	14,675,117	$19,723,258	$(19,305,975)	$(11,197)	$406,086

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 9, 2003 of 1,500,000 units of the Issuer at a purchase price of $0.10 per unit.  Each unit consists of one common share and one share purchase warrant, each warrant entitling the holders to purchase one additional common share at a purchase price of $0.12 per warrant share for a period of three years, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 17th day of September, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

CanAlaska Ventures Ltd. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 1,000,000 incentive stock options of the Issuer were granted to employees and consultants at a purchase price of $0.25 for a period of five years, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 17th day of September, 2003.

CanAlaska Ventures Ltd.

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

1.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

CANALASKA VENTURES LTD.

NEWS RELEASE September 19, 2003

2303 West 41st Avenue, Vancouver B.C. V6M 2A3

Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550

TSX Venture: CVV - OTCBB: CVVLF

Non-Brokered Private Placement

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce a non-brokered private placement of up to 2,000,000 units for gross proceeds of up to $460,000.  Each unit will consist on one common share in the capital of the Company at a purchase price of $0.23 and one half of one non-transferable share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of twelve months from the Closing Date at a price of $0.33 per Warrant Share.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  A finder’s fee of 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

On behalf of the board of directors

“Harry Barr”

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CANALASKA VENTURES LTD.

NEWS RELEASE September 19, 2003

2303 West 41st Avenue, Vancouver B.C. V6M 2A3

Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550

TSX Venture: CVV - OTCBB: CVVLF

Private Placement Completed

Further to news releases dated June 30, 2003 and July 28, 2003, the Company announces that it has completed a private placement of 1,500,000 units for gross proceeds of $150,000.  Each unit consisted of one common share which has been legended to state a hold period until January 10, 2004 and one non-transferable share purchase warrant, each warrant entitling the holder to purchase one additional common share at a purchase price of $0.12 per warrant share expiring September 9, 2006.  A cash commission of $1,050 has been paid to Wolverton Securities Ltd.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.

On another matter, Effective September 1, 2003 the Management of CanAlaska Ventures Ltd. (the “Company”) wishes to announce that the Company has granted 160,000 incentive stock options to a consultant of the Company at exercise prices ranging from $0.15 to $0.30 per common share, vested over a period of 300 days expiring September 1, 2008, subject to regulatory approval.

On behalf of the board of directors

“Harry Barr”

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

 This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 19, 2003

Item 3: Press Release

A Press release dated and issued September 19, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Private Placement Completed.

Incentive stock options granted to a consultant.

Item 5: Full Description of Material Change

Private placement announced June 30, 2003 and July 28, 2003 of 1,500,000 units has been completed.  Each unit consisted of one common share at a purchase price of $0.10 and one non-transferable share purchase warrant entitling the holder to purchase one additional common share a purchase price of $0.12 per warrant share.  A cash commission of $1,050 was payable to Wolverton Securities Ltd.

Effective September 1, 2003 the Company granted 160,000 incentive stock options to a consultant at exercise prices ranging from $0.15 to $0.30 per common share vested over a period of 300 days.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 22, 2003__________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 19, 2003

Item 3: Press Release

A Press release dated and issued September 19, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Non-Brokered Private Placement

Item 5: Full Description of Material Change

The Company is pleased to announce a non-brokered private placement of up to 2,000,000 units at a purchase price of $0.23 per unit.  Each unit will consist of one common share and one half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for a period of twelve months at a purchase price of $0.33 per warrant share.  A finder’s fee of 7% may be paid in cash or shares.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 22, 2003__________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JULY 2003 and 2002

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet

Canadian Funds

ASSETS	July 31 2003	April 30 2003
Current
Cash	$128,073	$147,469
Accounts and advances receivable	7,309	24,958
Portfolio investments (Note 4)	412,575	412,575
	547,957	585,002
Restricted Cash - Flow-Through (Note 9b)	65,840	65,886
Long-Term Investments (Note 5)	1	1
Mineral Property Costs - Schedule (Note 6)	1,765,607	1,760,186
Capital Assets (Note 7)	33,834	50,216
	$2,413,239	$2,461,291

LIABILITIES
Current
Accounts payable and accrued liabilities	$54,148	$54,710
Current portion of loan payable (Note 8)	-	7,350
	54,148	62,060
Loan Payable (Note 8)	-	-
Continued Operations (Note 1)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
14,725,117 (April 30, 2003 -14,675,117) shares outstanding	18,711,926	18,706,926
Deficit - Statement 2	(16,352,835)	(16,307,695)
	2,359,091	2,399,231
	$2,413,239	$2,461,291

ON BEHALF OF THE BOARD:

“Harry Barr”                                             , Director

“Bernard Barlin”                                      , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

Common Shares			Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2000	6,568,281	$16,692,177	$(11,424,404)	$5,267,773
Issuance of shares for:
- Private placements	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)
Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Share issuance costs	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$2,399,231

Issuance of shares for:
- Private placements	-	-	-	-
- Properties	50,000	5,000	-	5,000
- Finders' fee on property	-	-	-	-
- Share issuance costs	-	-	-	-
Loss for the period	-	-	(45,140)	(45,140)
Balance - 31 July 2003	14,725,117	$18,711,926	$(16,352,835)	$2,359,091

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	Three months Ended 30 July
	2003	2002
General and Administrative Expenses
Consulting fees	$5,468	$16,806
Management fees	22,785	19,845
Accounting and audit	1,800	6,200
Insurance, licenses and filing	5,339	5,329
Rent	10,003	10,003
Shareholder relations	985	12,891
Wages, commissions and benefits	8,975	7,127
Office and miscellaneous	2,176	8,253
Travel, food and lodging	234	6,996
Bank charges and interest	464	1,967
Legal fees	975	132
	59,204	95,549
Other Items
Mineral property costs written off	-	-
Write-down of investments (Note 4)	-	-
Foreign exchange, net	1,260	-
Loss from equity investments	-	-
Corporation capital tax	-	-
Gain on sale of capital assets	(15,118)	-
Insurance proceeds	-	-
Reimbursement of administration costs	-	-
Mineral property recoveries in excess of expenditures	-	-
Interest and other income	(206)	(877)
Loss (gain) on sale of portfolio investments	-	(37,400)
	(14,064)	(38,277)

Loss for the Period	$(45,140)	$(57,272)

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	Three months Ended 31 July
	2003	2002
Operating Activities
Loss for the period	$(45,140)	$(57,272)
Items not affecting cash
Loss (gain) on sale of portfolio investments	-	(37,400)
Loss from equity investments	-	-
Write-down of investments	-	-
Mineral property costs written off	-	-
Amortization	-	-
(Gain) on sale of capital assets	(15,118)	-
	(60,258)	(94,672)
Changes in non-cash working capital	24,855	(14,341)
	(35,403)	(109,013)
Investing Activities
Proceeds from (purchase of) short-term investments, net	-	71,851
Proceeds from (purchase of) long-term investments	-	-
Mineral property expenditures	(421)	(76,556)
Recovery of mineral property expenditures	-	-
Option payments received	-	-
Purchase (sale) of capital assets	16,382	-
	15,961	(4,705)
Financing Activities
Advances from (to) related parties	-	50,482
Loan payable	-	(2,332)
Shares issued	-	-
	-	48,150

Net Increase (Decrease) in Cash	(19,442)	(65,568)
Cash position - Beginning of period	213,355	479,034
Cash Position - End of Period	$193,913	$413,466

Cash Position Consists of:
Cash	$128,073	$399,285
Restricted cash – flow-through	65,840	14,181
	$193,913	$413,466

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$5,000	$57,750
Shares issued for services	$-	$-
Shares issued for debt	$-	$-
Shares issued for finders’ fees	$-	$6,750
Shares received for mineral properties	$-	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	July 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Alaska Properties
Acquisition	$-	$-	$-	$11,234
General exploration costs	-	-	-	5,831
Sale proceeds	-	-	-	-
	-	-	-	17,065

Manitoba Property
Starlight
Acquisition	-	-	-	24,000
Geophysical and general	-	-	-	-
Option payments received	-	-	-	-
Reimbursement of exploration costs	-	-	-	(25,000)
	-	-	-	(1,000)

Ontario Properties
Mantle Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
	-	-	-	-
Fire River
Acquisition	-	-	-	-
Geophysical	-	-	-	-
	-	-	-	-
Baird and Birch-Uchi
Acquisition	5,000	-	5,000	3,000
Staking	-	-	-	4,800
Option payments received	-	-	-	(15,000)
	5,000	-	5,000	(7,200)

Quebec Properties
Otish Mountain
Acquisition	-	-	-	-
Geophysical	-	-	-	-
	-	-	-	-
Glitter Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
Geophysical	-	-	-	-
	-	-	-
Raglan			-	3,000
Acquisition	-	-	-	4,800
			-	(15,000)
Balance Carried Forward	$5,000	$-	$5,000	$(7,200)

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	July 31, 2003
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$5,000	$-	$5,000	$53,293

Newfoundland Properties
Botwood Basin and Gander
Acquisition	-	-	-	60,500
Staking	-	-	-	24,000
Drilling	-	-	-	56,799
Consulting	-	-	-	58,540
Geophysics	-	-	-	33,784
General exploration costs	-	-	-	819
Government assistance	-	-	-	(39,822)
	-	-	-	194,620

Other Properties	421	-	421	1,370

Costs for the Year	5,421	-	5,421	249,283
Balance - Beginning of year	330,100	1,430,086	1,760,186	1,722,849
Mineral property costs written off	-	-	-	(211,946)
Balance - End of Year	$335,521	$1,430,086	$1,765,607	$1,760,186

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $16,352,835.  The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Notes 13b and e) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, CanAlaska Resources Ltd. USA (“U.S.A.”), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

j)

Stock-Based Compensation - Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted by the company on or after 1 May 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

k)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

4.

Portfolio Investments

Details are as follows:

	2003
	Book Value	Market Value	April 30 2003 Book Value
Pacific North West Capital Corp. ("PFN")	$227,035	$460,035	$227,035
Freegold Ventures Limited. ("ITF")	100,647	100,647	100,647
Secure Enterprise Solutions Inc. ("SES")	-	-	-
Other portfolio investments	84,893	92,103	84,893
	$412,575	$652,785	$412,575

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the year, the company had a gain on sale on portfolio investments of $ NIL of which $ NIL was on the sale of PFN shares and $ NIL was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

5.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the company invested in a 40% interest in WebDispatchers, a British Columbia private company involved in software development.  As at 30 April 2003, the company had invested $546,658 in WebDispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

6.

Mineral Property Costs

Details are as follows:

	2003
	Acquisition Costs	Exploration Costs	Total	2002 Total
Alaska Properties	$183,058	$1,291,771	$1,474,829	$1,457,343
Quesnel Canyon, British Columbia	1	-	1	1
Starlight Property, Manitoba	-	-	-	16,955
Baird and Birch-Uchi Properties, Ontario	(2,200)	-	(2,200)	-
Quebec Properties
Otish Mountain	90,376	69,470	159,846	128,899
Glitter Lake	53,625	69,266	122,891	119,651
Raglan	10,240	-	10,240	-
	$335,100	$1,430,507	$1,765,607	$1,722,849

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company has a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

b)

Quesnel Canyon, British Columbia

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1.

c)

Starlight Property, Manitoba

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by reimbursing costs of $25,000 and issuing 200,000 common shares.

During the prior year, the company did not complete sufficient assessment work to keep the property in good standing and consequently, the claims were permitted to expire.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Upon execution of agreement (paid)	-		$3,000
Within 15 days of regulatory approval (issued)	25,000	*	-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$71,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

The property is subject to a 1.5% Net Smelter Return Royalty (“NSR”).  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye Gold International Inc. (“Hawkeye”), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Within 15 days of regulatory approval (issued)	25,000	*	$-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$68,000

*

If the company’s share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario - Continued

The property is subject to a 1.5% NSR.  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company, at its option, must complete the following:

•

Pay $46,456 for reimbursement of staking and transfer costs (paid)

•

Issue 200,000 common shares (issued)

•

Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2003 the company has incurred approximately $160,000.

In addition, the company agreed to pay the optionor:

•

a 10% fee for being the field manager (up to $250,000)

•

an additional $25,000 in the event the company intersects kimberlite in a drill program

•

$50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% NSR.  The company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

ii)

Glitter Lake

The company has acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the company.

The property is subject to a 1.5% NSR.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

6.

Mineral Property Costs - Continued

e)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

By agreement dated 15 August 2003, the company optioned up to a 70% interest in the Glitter Lake property to PFN, a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
On or before 15 April 2003 (completed)	-	$-	$50,000
Upon execution of the agreement	-	10,000	-
Within 5 days of regulatory approval	20,000	-	-
On or before 1st year after approval	20,000	-	-
On or before 15 April 2004	-	-	150,000
On or before 15 August 2004	-	15,000	-
On or before 2nd year after approval	20,000	-	-
On or before 15 April 2005	-	-	200,000
On or before 15 August 2005	-	20,000	-
On or before 15 April 2006	-	-	300,000
	60,000	$45,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event PFN does not complete a bankable Feasibility Study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable Feasibility Study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spent $1,000,000 in exploration expenditures.

PFN and the company will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to acceptance by regulatory authorities.

iii)

Raglan

During the year, the company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

6.

Mineral Property Costs - Continued

f)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company could, at its option, make payments, issue shares and incur exploration costs as follows:

	Payments	Shares	Cumulative Exploration Expenditures
Upon signing (paid, issued and incurred)	$20,000	125,000	$150,000
On or before 4 June 2003	25,000	125,000	$350,000
On or before 4 June 2004	30,000	100,000	$600,000
On or before 4 June 2005	35,000	100,000	$1,000,000
	$110,000	450,000

ii)

Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the year ended April 30, 2003, all amounts relating to the Newfoundland properties were written off.

7.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	July 31 2003 Net Book Value	April 30 2003 Net Book Value
Office equipment	$194,714	$165,040	$29,674	$29,674
Automotive equipment	-	-	-	16,382
Mining equipment	215,516	211,356	4,160	4,160
	$410,230	$376,396	$33,834	$50,216

8.

Loan Payable

The loan payable which is secured by a company vehicle was paid off during the quarter ended July 31, 2003.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

9.

Share Capital

a)

Shares Issued

During the period, the company issued 50,000 shares for mineral properties at a value of $5,000.

b)

Flow-Through Shares

During the year ended April 30, 2003, the company issued 466,667 flow-through units by private placement for gross proceeds of $70,000. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the company at a purchase price of $0.20 expiring 31 December 2003.  A 7% finder’s fee was paid on this flow-through private placement by way of a share issuance of 32,667 shares.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration before December 31, 2003.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance which are not spent on qualifying CEE as at the balance sheet date.

c)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 31 July 2003 and April 30, 2003, and the changes for the years ending on those dates, is as follows:

	July 31, 2003		April 30, 2003
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	500,065	$0.50	500,065	$0.50
Granted	100,000	0.10	-	-
Expired	(48,000)	0.50	-	-
Balance - End of year	552,065	$0.42	500,065	$0.50

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options - Continued

As at 31 July 2003, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
	100,000	$ 0.10	26 May 2008
552,065

i)

The pro forma effect on net loss for the period ended 31 July 2003 of the actual results had the company accounted for the 100,000 stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(45,140)
Pro forma	$(46,140)

ii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.53%
Expected dividend yield	NIL
Expected stock price volatility	105%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

9.

Share Capital - Continued

d)

Share Purchase Warrants

As at 31 July 2003, the following share purchase warrants are outstanding:

	Number	Exercise Price	Expiry Date
Warrants	233,333	$ 0.20	31 December 2003
	2,500,000	$ 0.35	10 April 2006
	1,900,000	$ 0.10	15 January 2007
	1,000,000	$ 0.12	14 November 2007
5,633,333

10.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the year, the company paid:

	July 31, 2003	April 30, 2003
Consulting fees to a company controlled by an officer of the company	$2,168	$15,397
Management fees to a company controlled by a director of the company	$22,785	$88,200
Rent to a company controlled by a director of the company	$10,003	$40,015
Accounting fees to a company controlled by an officer of the company	$1,800	$10,950

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

11.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $4,382,000 that may be applied against taxable income in future years and expire as follows:

Amount
2004	$340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	626,000
$4,382,000

The company also has approximately $3,759,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

12.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$25,272
2005	$25,272
2006 (expiry in June 2005)	$4,212

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

13.

Subsequent Events

a)

Subsequent to quarter-end, the company granted 1,000,000 incentive stock options at an exercise price of $0.25 per common share for a period of five years, subject to regulatory approval.

b)

Subsequent to quarter-end, the company closed a private placement of up to 1,500,000 shares at $0.10 per share for gross proceeds of up to $150,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% may be paid.  The private placement is subject to regulatory approval.

d)

Subsequent to quarter-end, the company optioned up to a 65% interest in the Alaska properties to Freegold, a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold can increase its interest to 60% by completing a Feasibility Study within two years.  An additional 5% can be earned by commencing commercial production two years after a positive Feasibility Study.  In the event that a bankable Feasibility Study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

This agreement is subject to regulatory approval.

e)

The company intends to undertake a non-brokered private placement of up to 3,500,000 units for gross proceeds of up to $350,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.12 for a period ending two years from the closing date of the placement.  A finders fee of 7% is payable in units.

This is subject to regulatory and shareholder approval.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2003
Canadian Funds

1.

Subsequent Events  - Continued

f)

The company intends to undertake a non-brokered private placement of up to 2,000,000 units for gross proceeds of up to $460,000.  Each unit will consist of one common share and one half of one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.33 for a period ending one year from the closing date of the placement.  A finders fee of 7% may be paid in cash or shares.

This is subject to regulatory  approval.

PRESIDENT’S LETTER

CanAlaska Ventures Ltd. (“CanAlaska”) continues to focus its exploration activities on gold projects. The continuous upward trend of gold has created a renewed interest in some of CanAlaska’s holdings. Most notably a Joint Venture Agreement was signed with Freegold Ventures Limited to explore its Rainbow Hill Project in the Valdez Creek area of Alaska.  Exploration plans are currently being developed for a Spring 2004 exploration program. Alaska continues to remain a key area for gold exploration with annual gold discovery rates estimated at some 7 Million oz/year at an average cost of  $5/oz.

CanAlaska completed the first hard rock drilling on the Rainbow Hill project in 1990, which resulted in the identification of a 90,285 ounce drill inferred gold resource. There remain several other drill ready targets to be tested, and current exploration activities are expected to focus on expanding current landholdings and exploring this promising new area.

CanAlaska has also acquired gold properties in the Red Lake area of Ontario, considered by many to be the richest gold camp in the world. CanAlaska may earn a 100% interest in two projects located in the Birch Uchi and Red Lake greenstone belts, both of which are considered to be highly prospective for the discovery of high grade gold mineralization. Several major mining companies are exploring in the immediate vicinity CanAlaska’s claims.

CanAlaska remains active on its Glitter Lake PGM property where Pacific North West Capital Corp. (PFN) recently entered into an Option Agreement. The Glitter Lake property covers the projected northern and southern extensions of the Horden Lake Cu-Ni deposit. Historical work mentioned the Platinum-Group element (PGE) potential of the area but no specific PGE values were reported. CanAlaska conducted an IP survey on the Property, which identified 5 high priority targets showing good strike continuity. Follow-up prospecting was completed over these target areas and a total of 98 grab samples were collected from gabbroic outcrop exposures. Several of the grab samples analyzed returned significant Cu-Ni and associated PGE values.  Of the 98 samples 21 assayed >100 ppb 3E with 5 samples assaying over ½ gram. PFN is currently planning the next phase of exploration, which is expected to include a drill component.

CanAlaska is actively seeking joint venture partners in order to explore its Otish Mountain Diamond Projects, which are located SE and NW of the diamond bearing Ashton/Soquem property where 7 diamondiferous kimberlitic bodies have been delineated. CanAlaska has completed a high-resolution airborne magnetic survey which has resulted in the identification of some 30 circular to elliptical magnetic features which may be attributable to kimberlitic bodies.  A ground follow-up program consisting of prospecting and till sampling with the work concentrated in the down ice direction from the magnetic anomalies has been recommended.

In addition to these projects CanAlaska holds additional gold and base metal properties throughout BC and Newfoundland/Labrador.  CanAlaska holds a considerable investment portfolio within the mining exploration industry totalling over 2.2 million free trading shares. CanAlaska is continuing to seek additional projects of merit for exploration and development throughout North America and Internationally.

Thank you, our shareholders for your continued support. Should you have any further questions please do not hesitate to call us at 1.800.667.1870 or visit our website at www.canalaska.com

“Harry Barr”

Harry Barr

President

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the consolidated financial statements.

Results of Operations

The first quarter ending July 31, 2003 resulted in a net loss of $45,140 which compares with a loss of $57,272 for the same period in 2002. General and administrative expenses for the quarter ending July 31, 2003 were $59,204, a decrease of $36,345 over the same period in 2002. Consulting fees of $5,468 were recorded which decreased $11,338 over the previous year amount of $16,806.  A capital gain of $15,118 was realized on the sale of the company vehicle while all other general and administrative costs were comparable to the previous year. During the previous year, the company adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and apples to all awards granted on or after 1 January 2002.  The fair value of stock options using the Black-Scholes Option Pricing Model for non-employees will be used to calculate the value to directors and employees. 100,000 options were granted during the period which resulted in cost of $1,000.

During the quarter ended July 31, 2003, $5,421was incurred to acquire mineral properties with $5,000 of  this amount through the issuance of 50,000 shares.

Investor and shareholder relations activities undertaken by the company during the quarter ended July 31, 2003 cost $985 as compared to $12,891 for the same period in 2002.  These activities included attendance at various trade shows.

 Liquidity and Capital Resources

At July 31, 2003, the Company’s working capital, defined as current assets less current liabilities, was $493,809 compared with working capital of $522,942 at April 30, 2003.

The Company has a portfolio of investments with a book value of $412,575 and a market value of $652,785 as at July 31, 2003. The main investments consist of 1,022,300 shares of Pacific North West Capital Corp.(“PFN”) and 279,574 shares of Freegold Ventures Limited (“ITF”), which have certain directors in common. These amounts are included in the above working capital.

During the quarter ended July 31, 2003, 50,000 shares of the Company were issued for mineral properties.  At July 31, 2003, the Company had flow-through funds of $65,840 which have to be spent before December 31, 2003. The Company has total issued and outstanding of 14,725,117 shares at July 31, 2003.

Subsequent to quarter-end, the company closed a private placement of up to 1,500,000 shares at $0.10 per share for gross proceeds of up to $150,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% may be paid.  The private placement is subject to regulatory approval.

The company intends to undertake a non-brokered private placement of up to 3,500,000 units for gross proceeds of up to $350,000.  Each unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.12 for a period ending two years from the closing date of the placement.  A finders fee of 7% is payable in units

The company also intends to undertake a non-brokered private placement of up to 2,000,000 units for gross proceeds of up to $460,000.  Each unit will consist of one common share and one half of one non-transferable share purchase warrant.  Each warrant will entitle the holder to purchase an additional common share for $0.33 for a period ending one year from the closing date of the placement.  A finders fee of 7% may be paid in cash or shares.

 CANALASKA VENTURES LTD.

MAY 1, 2003 – JULY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

See financial statements for details.

b)

Options granted:

See financial statements for details.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

See financial statements for details.

a)

Shares issued and outstanding:

See financial statements for details.

c)

Options, warrants and convertible securities outstanding:

See financial statements for details.

d)

Shares subject to escrow or pooling agreements.

See financial statements for details.

CANALASKA VENTURES LTD.

MAY 1, 2003 – JULY 31, 2003

(IN CANADIAN DOLLARS)

SCHEDULE B

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Harry Barr

President and Director

Colin Bird

Director

Bernard Barlin

Director

Hubert Marleau

Director

Taryn Downing

Corporate Secretary and Director

Gordon Steblin

Chief Financial Officer